[redacted]

09059741

AB 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARREDEN GROUP INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 ROCKEFELLER PLAZA, 18 FL
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA DOHERTY (212) 332-1301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID WEISS CPA
(Name – *if individual, state last, first, middle name*)

183 MADISON AVE (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FREDERICK A. ERMEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARREDEN GROUP INC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

SUSAN T. FARRELL
Commission DD 721310
Expires October 26, 2011
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CARREDEN GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2008

CARREDEN GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

David I. Weiss CPA, PLLC

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND FINANCIAL CONSULTANTS
183 MADISON AVENUE, SUITE 803
NEW YORK, N.Y. 10016

(212) 695-5771 • FAX: (212) 695-5772

DAVID I. WEISS, CPA
GARY M. GITTLER, CPA

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
CARREDEN GROUP, INC.

We have audited the accompanying statement of financial condition of Carreden Group, Inc. as at December 31, 2008 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carreden Group, Inc. as at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David I. Weiss CPA, PLLC
DAVID I. WEISS CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2009
New York, New York

CARREDEN GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 69,329
Accounts Receivable	166,207
Property and Equipment, Net of Accumulated Depreciation of $42,822	3,998
Prepaid Expenses	15,799
Security Deposits	6,000
TOTAL ASSETS	$ 261,333

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued Expenses	$ 69,266
Income Taxes Payable	300
Deferred Income Tax	25,929
TOTAL LIABILITIES	95,495
STOCKHOLDERS' EQUITY	
Common Stock, No Par Value, 1000 Shares Authorized, 100 Shares Issued and Outstanding	25,000
Additional Paid-in Capital	406,361
Retained Earnings (Deficit)	(265,523)
TOTAL STOCKHOLDERS' EQUITY	165,838
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 261,333

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		
Fee Income	$ 2,707,155	
Reimbursed Overhead Expenses	239,923	
TOTAL REVENUES		$ 2,947,078
COST OF REVENUES		
Consulting and Referral Fees	2,325,156	
TOTAL COST OF REVENUES		2,325,156
GROSS PROFIT		621,922
EXPENSES		
Salaries and Wages	38,421	
Payroll Taxes	3,556	
Directors' Fee	220,000	
Promotion and Marketing	13,930	
Travel	26,909	
Professional Fees	45,447	
Depreciation Expense	1,595	
Insurance, including Group Hospitalization	66,648	
Office Expense	5,637	
Rent and Utilities	60,045	
Messenger and Delivery	2,849	
Telephone	67,656	
Dues and Subscriptions	7,559	
Automotive Expense	3,116	
Conference Expense	16,077	
Registration and Regulatory Costs	12,412	
Bad Debt Expense	22,508	
TOTAL EXPENSES		614,365
NET INCOME BEFORE OTHER INCOME AND (EXPENSE) AND PROVISION FOR INCOME TAXES		7,557
OTHER INCOME (EXPENSE)		
Interest Income	979	
TOTAL OTHER INCOME (EXPENSE)		979
NET INCOME BEFORE PROVISION FOR INCOME TAXES		8,536
PROVISION FOR INCOME TAXES		4,898
NET INCOME		$ 3,638

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances - January 1, 2008	$ 25,000	$ 406,361	$ (159,467)	$ 271,894
Shareholders' Distributions	--	--	(109,694)	(109,694)
Net Income	--	--	3,638	3,638
Balances - December 31, 2008	$ 25,000	$ 406,361	$ (265,523)	$ 165,838

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 3,638
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities		
Depreciation Expense	$ 1,595	
Changes in Assets and Liabilities:		
Security Deposits	11,829	
Accounts Receivable	297,646	
Deferred Income Tax	(1,602)	
Prepaid Expenses	113	
Other Receivables	14,891	
Accrued Expenses	(240,501)	
Payroll Taxes Payable	(12,194)	
Deferred Revenues	(7,087)	
Total Adjustments		64,690
Net Cash Provided by Operating Activities		68,328
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash Provided by Investing Activities		--
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholders' Distributions	(109,694)	
Net Cash Applied to Financing Activities		(109,694)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(41,366)
CASH AND CASH EQUIVALENTS - January 1, 2008		110,695
CASH AND CASH EQUIVALENTS - December 31, 2008		$ 69,329

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid During the Year Ended December 31, 2008 for:		
Income Taxes	$ 4,890	

See Notes to Financial Statements

CARREDEN GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 1 - NATURE OF ORGANIZATION

Carreden Group, Inc. (the "Company") is a Delaware corporation formed October 26, 1990, for the purpose of conducting business as a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company also represents corporate clients in a broad range of transactions, including exclusive sale, merger and acquisition, structured finance and specialty advisory assignments.

The Company transacts its business with customers located primarily throughout the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: Cash and Cash equivalents are defined as highly liquid investments with original maturities of three months or less.

Basis of Accounting: The Company prepares its financial statements in accordance with generally accepted accounting principles. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Accounts Receivable: No allowance for doubtful accounts has been provided for based on prior years' experience and Management's analysis of possible bad debts.

Property and Equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. Depreciation by this method does not differ materially from the straight-line method over the respective useful lives of the assets.

Provision for Income Taxes: For income tax purposes, the stockholder has elected that the Company be treated under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes since the net income of the Company is to be included in the tax returns of the individual stockholder.

State and local income taxes are provided based on statutory rates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

In accordance with the Financial Accounting Standards Board Statement No. 109, the objective of accounting for income taxes is to recognize the amount of current and deferred tax liabilities and assets at the date of the financial statements. Deferred tax liabilities and assets result from timing differences of certain transactions between the amounts reported for financial accounting and income tax purposes. The deferred income taxes prevent the tax effect of these timing differences from distorting income applicable for financial statement reporting. The Company recognizes the tax effects primarily in the treatment of receivables and payables.

The components of the provision for corporate income taxes for the year ended December 31, 2008 consisted of the following:

	Federal	State	City	Total
Provision for Current Income Taxes	$ --	$ 300	$ 6,200	$ 6,500
Provision for Deferred Income Taxes	--	--	(1,602)	(1,602)
Total Provision for Income Taxes	$ --	$ 300	$ 4,598	$ 4,898

Use of Estimates: The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions as to the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from these estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	Cost
Office Equipment and Furniture and Fixtures	$ 46,820
Less: Accumulated Depreciation	42,822
Total	$ 3,998

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member organization of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. In accordance with the rule the broker-dealer is required to maintain a minimum net capital of $5,000. At December 31, 2008 the Company had net capital of $28,402, which exceeded its requirement of $5,000 by $23,402.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leases space under an agreement expiring June 30, 2009, and reflects these payments as rental expense in the periods to which they relate. The approximate aggregate minimum noncanceled commitment for the leased premises over the next five years ending December 31:

Year	Amount
2009	$ 18,000
2010	--
2011	--
2012	--
2013	--

SUPPLEMENTARY INFORMATION

CARREDEN GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

STOCKHOLDERS' EQUITY		$ 165,838
DEDUCTIONS AND/OR (CHARGES)		
NONALLOWABLE ASSETS/LIABILITIES		
Accounts Receivable	$ 111,639	
Property and Equipment, Net	3,998	
Security Deposits	6,000	
Prepaid Expenses	15,799	
TOTAL DEDUCTIONS AND/OR (CHARGES)		137,436
NET CAPITAL, AS DEFINED		28,402
MINIMUM NET CAPITAL REQUIREMENT, the greater of 6 2/3% of Qualified Aggregate Indebtedness, or $5000		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 23,402

There is no difference between the net capital in excess of requirement in the above computation and the computation included in the Company's corresponding unaudited Focus Report Form X-17A-5 Part IIA filing.

See Notes to Financial Statements

David I. Weiss CPA, PLLC

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND FINANCIAL CONSULTANTS
183 MADISON AVENUE, SUITE 803
NEW YORK, N.Y. 10016

(212) 695-5771 • FAX: (212) 695-5772

DAVID I. WEISS, CPA
GARY M. GITTLER, CPA

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Officers and Directors of
CARREDEN GROUP, INC.

In planning and performing our audit of the financial statements and supplemental schedule of Carreden Group, Inc. (the "Company") for the year ended December 31, 2008, (on which we issued our report dated February 25, 2009) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above, except for:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and, alternatively, greater reliance must be placed on surveillance by management.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Carreden Group, Inc. for the year ended December 31, 2008 and this report does not effect our report thereon dated February 25, 2009. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors', management of the Company, the SEC, New York Stock Exchange, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

David I. Weiss CPA, PLLC

DAVID I. WEISS CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2009
New York, New York